

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 20, 2017

<u>Via E-mail</u>
Walter Z. Berger
Chief Operating Officer and Chief Financial Officer
Nuvectra Corporation
5830 Granite Parkway, Suite 1100
Plano, Texas 75024

      Re: **Nuvectra Corporation**
               Registration Statement on Form S-3
               Filed October 5, 2017
               File No. 333-220834

Dear Mr. Berger:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tom Jones at (202) 551-3602 with any questions.

                                      Sincerely,

                                      /s/ Tom Jones for

                                      Amanda Ravitz
                                      Assistant Director
                                      Office of Electronics and Machinery

cc: Melissa G. Beare